Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

April 27, 2015

VIA EDGAR

Securities and Exchange Commission                          [Securian Logo]
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

RE:  Post-Effective Amendment pursuant to Rule 485(b)
     Variable Annuity Account
     File Numbers: 333-136242 and 811-04294

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-4 for the above-referenced Variable Annuity Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission via the Commission's EDGAR system. The amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). In that regard, the Registrant requests that this filing become effective May 1, 2015.

The Registration Statement is being amended to include updated financial information and to incorporate Staff comments. Pursuant to paragraph (b)(4) of Rule 485, I hereby represent, as counsel responsible for preparation of the post-effective amendment, that the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Any questions or comments that you may have regarding this filing may be directed to the undersigned at (651) 665-4145.

Sincerely,

/s/ David M. Dimitri

David M. Dimitri
Senior Counsel